UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2017

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐       No ☒

OFICINA CORPORATIVA		MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 of the Chilean Superintendence of Securities and Insurance, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

At Board session of the Company held on April 26, 2017, the following was agreed:

1.  Appoint Mr. Juan Claro González as Chairman of the Board of Directors and Mr. Eduardo Chadwick Claro as Vice Chairman of the Board.

2.  Appoint Mrs. Pilar Lamana Gaete and Mr. Gonzálo Parot Palma, as Independent directors, and Mr. Salvador Said Somavia as members of the Director’s Committee established by article 50 bis of the Chilean Corporate Law.

Santiago, April 26, 2017.

Jaime Cohen Arancibia
Corporate Legal Officer
Embotefladora Andina S.A.

Miraflores 9153 piso 7, Renca, Santiago de Chile, Tel: (56) 223 380 520. www.koandina.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Chief Legal Officer

Santiago, April 27, 2017